UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41440

Virax Biolabs Group Limited

(Registrant’s Name)

BioCity Glasgow

Bo'Ness Road Newhouse

Lanarkshire, ML1 SUH

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Virax,” “we,” “us” and “our” refer to Virax Biolabs Group Limited. and its subsidiaries.

Information Contained in this Form 6-K Report

Submission of Matters to a Vote of Security Holders.

On August 14, 2026, Virax Biolabs Group Limited (the “Company”) convened the Extraordinary General Meeting of Shareholders (the “Initial Meeting”) commencing at 2:00 PM GMT at BioCity Glasgow, Bo’Ness Road, Newhouse, Lanarkshire, ML1 5UH. On July 27, 2026, the record date for the Annual Meeting, there were 1,344,988 ordinary shares of the Company entitled to be voted at the Annual Meeting, 6.33% of which were present at the Initial Meeting in person or by proxy.

The Company's Articles of Association state that no business shall be transacted at any meeting of shareholders unless a quorum is present; a quorum is one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such meeting present in person or by proxy. As such, at the date and time scheduled for the Initial Meeting, there was not a quorum present, nor did a quorum become present within 15 minutes of the scheduled meeting time. In accordance with the Company's amended and restated memorandum and articles of associated then in effect (the "Articles of Association"), if a quorum is not present within fifteen minutes of the time appointed for the meeting, then the meeting shall stand adjourned to the same time and place seven days from then, or to such other time or place as is determined by the Directors. As a quorum was not so present, the Annual Meeting was adjourned to 2:00 PM GMT on August 21, 2026, at the same location.

On August 21, 2026, at 2:00 PM GMT the Company reconvened the Company’s Extraordinary Annual Meeting of Shareholders (the “Adjourned Meeting”) at BioCity Glasgow, Bo’Ness Road, Newhouse, Lanarkshire, ML1 5UH. At the start of the Adjourned Meeting, there were present in person or by proxy shareholders holding shares that represent 8.94% the outstanding shares carrying the right to vote at such meeting. The Company's Articles of Association provide that if a quorum is not present within fifteen minutes of the time appointed for such an adjourned meeting, then the shareholders present in person or by proxy shall constitute a quorum. At the end of such fifteen minutes, a quorum of one-third was not present, and thereafter the shareholders present in person or by proxy constituted a quorum for the Adjourned Meeting.

Two items of business were acted upon by the Company’s shareholders at the Adjourned Annual Meeting, of which Proposal 1 was approved by the shareholders.

1. Shareholders approved, by way of ordinary resolution, the authorized share capital of the Company be increased from US$50,000 divided into 2,000,000 ordinary shares of US$0.025 par value each to US$12,500,000 divided into 500,000,000 ordinary shares of US$0.025 par value each, by the creation of 498,000,000 ordinary shares of US$0.025 par value each (the “Share Capital Increase”); The voting results were as follows:

For	Against	Abstain
61,471	54,414	4,342

2. Proposal 2: Proposal 2, set out below, which required approval by way of special resolution (being the affirmative vote of a majority of at least two-thirds of the votes cast by, or on behalf of, the shareholders entitled to vote at the Meeting either present in person or represented by proxy at the Meeting) was not approved by the shareholders. The adoption of the form of the fifth amended and restated memorandum and articles of association of the Company in the form attached as Exhibit 99.3 filed as part of the Form 6-K report filed on July 31, 2026 containing the Notice of Meeting and Proxy Statement in its entirety and in substitution for, and to the exclusion of, the existing memorandum and articles of association of the Company to reflect the revised authorized share capital, with effect from the effective date of the Share Consolidation was not approved by way of special resolution. The voting results were as follows:

For	Against	Abstain
66,754	53,203	270

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VIRAX BIOLABS GROUP LIMITED

Date:	August 26, 2026	By:	/s/ James Foster
James Foster, Chief Executive Officer